April 6, 2005

Mail Stop 0408

By U.S. Mail and Facsimile

John C. Kleinert
President and Chief Executive Officer
Velocity Asset Management, Inc.
48 S. Franklin Turnpike, 3rd Floor
Ramsey, New Jersey 07446

Re:	Velocity Asset Management, Inc.
	Amendment No. 1 to Form SB-2, filed March 16, 2005
	File No. 333-122062

Dear Mr. Kleinert:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As indicated in your response to our previous comment 5, please include audited financial statements in Amendment No. 2 to be filed on or prior to the filing deadline for your Form 10-KSB.

Risk Factors - page 3

2. We note your response to our prior comment 14. However, legibility studies have shown that all-capitals text impedes readability. Please consider changing the formatting of the subheadings to bold, underline, or italic print.

Results of Operations - page 39

3. We note for the disclosure in the second paragraph that virtually all your company`s revenue in 2003 was generated from the sale of real property. Yet reading the prospectus, one gets the impression that the primary business is the collection consumer receivables.
Please advise or revise the prospectus.

Certain Relationships and Related Transactions - page 47

4. Delete the last sentence under 3. The fee arrangements are not arms-length given the relationship between the parties. Also discuss how the terms were determined and the dollar amount of payments made to Ragan & Ragan. Also advise us what consideration was given to including a risk factor that highlights both your company`s dependence upon Ragan & Ragan, and the affiliation between the two.

Financial Statements

Note 2 - Summary of Significant Accounting Policies - page F-9

      Reverse Acquisition - page F-9

5. Please revise to remove all references to Appendix B of the SEC Accounting Disclosure Rules and Practices Official Text as it is
not
considered a part of GAAP guidance and only represents
interpretations and practices followed by the staff in
administering
the disclosure requirements.  Relevant disclosures under paragraph
51
of SFAS 141 should be included.

      Investments and Revenue Recognition - Real Property - page
F-9

6. We note your revision and supplemental response to our prior comment 52. Please revise to clearly describe in the footnote that investments in real property are included under "Assets-Property
Inventory Owned".

      Investment and Revenue Recognition - New Jersey Municipal
Tax
Liens - page F-9

7. We note your revision and supplemental response to our prior comment 54. Please supplementally tell us how you considered the collection of the tax and interest on the municipal tax liens to be guaranteed.

8. In addition, it appears to us that investments in the municipal tax liens may be scoped out of APB Opinion No. 21 based on the guidance in paragraph 3 of the Opinion. Please supplementally tell us how you determined that these investments should be accounted for under this guidance.


      Investments and Revenue Recognition - Consumer Receivable
Portfolios - page F-10

9. We note your revised disclosures, both here and under "Purchased
Receivables Portfolios and Revenue Recognition" on page 20, and supplemental response to our prior comments 30 and 56. We also note in the table on page 16 and that you began purchasing portfolios subsequent to December 31, 2002. Please supplementally tell us how determined that you meet the criteria in PB6 that allow the use of the interest method in accounting for your purchased unsecured distressed consumer receivables. In your response specifically address, given your limited experience in purchasing and collecting cash on distressed receivables, how you determined that:

* The amounts and timing of cash collections for your purchased receivables are reasonably estimable, and
* The ultimate collectibility of the acquisition amount of the loan and the related discount is probable.

Allowance for Consumer Receivable Portfolio Losses - page F-10

10. We note your revision in response to our prior comment 57. In the event that you are able to support your use of the interest method under PB6 for revenue recognition, supplementally tell us how you considered the guidance in SFAS 5 in determining that an allowance for consumer receivable portfolio losses is not required.

Note 6 - Line of Credit - page F-15
Note 7 - Long Term Debt F-16

11. We note your revisions to Note 7 and Note 13 in response to prior comment 59 and are still unclear how you accounted for the conversion and how you determined the value of shares issued. It does not appear that the debt was forgiven since the value of shares issued in exchange appears to be greater than the debt due. Please supplementally provide us a comprehensive explanation of your accounting and also tell us how the rate of one share per $.90 of obligation was deemed appropriate.

Note 11 - Recapitalization - page F-21

12. Please revise to disclose what the adjustments pursuant to recapitalization represent.

Note 15- Stock Based Compensation - page F-22

13. We note your revision in response to our prior comments 23, 24 and 49. It is not clear from your revised disclosures how you valued and accounted for your warrants, stock options and common shares issued in exchange for services rendered to non-employees in accordance with paragraphs 8-10 of SFAS 123. Accordingly we reissue our prior comments. Please revise your financial statements to quantify the total value assigned for each issuance of common stock in exchange for services.

14. In addition, please revise this footnote to disclose the following:

* Describe the agreements to issue shares,
* Quantify the accrued liability for these services if the shares were not issued as of the year-end,
* Disclose when the shares were issued, and
* Describe how you determined the value of the shares issued.

Exhibits

15. Please include Exhibit 5 in the list of exhibits.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Heather Schimkaitis, Staff Accountant, at
(202)
824-5342 or Amit Pande, Senior Accountant, at (202) 942-2952 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at (202) 942-2889 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Steve A. Saide, Esq.


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Velocity Asset Management, Inc.
Page 5